300 North LaSalle Street Chicago, Illinois 60654

Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232	(312) 862-2000	Facsimile: (312) 862-2200
dennis.myers@kirkland.com	www.kirkland.com

August 9, 2011

Via EDGAR Submission and Overnight Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Lilyanna L. Peyser

Ronald E. Alper

Jennifer Thompson

James Allegretto

Lisa Sellers

Re:                             Guitar Center Holdings, Inc. and Guitar Center, Inc.
Registration Statement on Form S-4
(SEC File Nos. 333-175270 and -01 to -07), originally filed June 30, 2011

Ladies and Gentlemen:

Guitar Center Holdings, Inc., a Delaware corporation (“Holdings”), and Guitar Center, Inc., a Delaware corporation (“Guitar Center” and, together with Holdings, the “Registrants”), have today filed with the Securities and Exchange Commission (the “SEC”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 1 to its Registration Statement on Form S-4 (the “Amendment”).

On behalf of the Registrants, we are writing to respond to the comments raised in your letter to the Registrants, dated July 27, 2011.  The Registrants’ responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).  For your convenience, paper copies of the Amendment will be delivered to each member of the staff referenced above, and those copies will be marked to show changes from the Registration Statement on Form S-4 filed with the SEC on June 30, 2011 and will be annotated to identify the staff’s comment to which such changes are intended to address.  Where applicable, we have also referenced in the Registrants’ responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the staff’s comment.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Hong Kong    London    Los Angeles    Munich    New York    Palo Alto    San Francisco    Shanghai    Washington, D.C.

General

1.                                      We note that you are registering the Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: The supplemental letter referenced in the staff’s comment is attached hereto as Exhibit A.

2.                                      We note that Guitar Center, Inc. is registering an additional $39.782 million of 11.50% Senior Notes which may be issued at the option of Guitar Center Holdings, Inc. The amount and type of each security to be exchanged should be determined before effectiveness occurs. Please revise the disclosure or advise. See Item 501(b)(2) of Regulation S-K.

Response: In response to the staff’s comment, the Registrants have revised the disclosure on the front and back cover pages of the Prospectus and on pages 3 and 6 of the Prospectus in order to clarify that only $375 million in aggregate principal amount of the 11.50% Senior Notes due 2017 are subject to the exchange offer.  The additional $39.782 million in aggregate principal amount of such notes may be issued in the future at the election of Holdings, as described on the cover page and pages 6 and 123 of the Prospectus.  The Registrants believe that they need to register such additional notes since they may be issued in the future to the holders of the 14.09% Senior PIK Notes due 2018.

3.                                      While we note your disclosure that the “exchange offers will remain open for at least 20 full business days,” we also note that the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm, and revise the disclosure to state, that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3). Further, please confirm that the expiration date will be included in the final prospectuses disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response:  The Registrants have revised the disclosure on the cover page and pages 3, 4 and 25 through 29 of the Prospectus in response to the staff’s comment.  The Registrants confirm that the exchange offers will be open for at least 20 full business days and that the expiration date of the exchange offers will be included in the final prospectus disseminated to security holders and filed pursuant to Rule 424 of the Securities Act.

4.                                      We note your statement on page 21 and elsewhere that you “are the largest musical instrument retailer in the United States by revenue,” as well as your statement on page 55 that your “Music & Arts business is the largest retailer of musical products to students and beginner musicians.” Please provide us with supplemental materials supporting these statements.

Response:  In response to the staff’s comment, the Registrants are supplementally providing the staff support for the statements noted in the staff’s comment.  The Registrants advise the staff, however, that they have revised the disclosure on pages 1, 38, 54, 55 and F-14 with respect to their Music & Arts business and direct response segment to indicate that the Registrants are a leading retailer in these areas instead of the largest retailer.  The assertions in the Prospectus are reproduced below, with a reference to the support that provides a basis for these statements.

A.                 “We are the leading United States retailer of guitars, amplifiers, percussion, keyboards and pro-audio and recording equipment, based on revenue.” (page 1 and F-14)

“We are the largest musical instrument retailer in the United States by revenue.” (page 21)

“We are the leading retailer of music products in the United States [based on revenue].” (pages 39 and 54)

See Tab A of the Supplemental Information for (i) an excerpt from The Music Trades, a music industry magazine, which lists Guitar Center as the largest music products retailer based on 2010 and 2009 revenues, and (ii) an excerpt from the Hoovers information database, which lists Guitar Center as the top music equipment retailer by sales.

B.                   “We are also a leading direct response retailer of musical instruments and related products in the United States through our wholly owned subsidiary, Musician’s Friend, Inc., and its catalogs and owned or operated websites.” (page 1)

“Musician’s Friend is a leading direct response retailer of music products in the United States, through both its catalogs and e-commerce websites.” (page 39)

“Our Direct Response segment is a leading direct response retailer of musical instruments in the United States, and its operations include the Musician’s Friend and other branded websites and catalogs.” (page F-14)

See Tab B of the Supplemental Information for an excerpt from The Music Trades magazine which lists Musician’s Friend as the largest online retailer of music products based on 2009 revenues.  The Music Trades has not yet published the online retailer results for 2010.

“Our Music & Arts business is a leading retailer of musical products to students and beginner musicians with 99 stores as of March 31, 2011.” (page 55)

The Registrants advise the staff that, as set forth on page F-34 of the Prospectus, the revenue for their Music &Arts business was approximately $175 million in each of 2009 and 2010, which makes that business alone larger than the third largest music products retailer based on the 2009 revenue figures included in The Music Trades magazine excerpt set forth in Tab A of the Supplemental Information and approximately the same size as the fourth largest music products retailer based on 2010 revenue figures included in The Music Trades magazine excerpt.  Given the size of the Music & Arts business as compared to the size of other music products retailers, the Registrants believe that their Music & Arts business would be considered a leading retailer of musical products to students and beginning musicians.

5.                                      In the forepart of the registration statement, please provide the complete mailing address and telephone number of your principal executive offices. See Item 3 of Form S-4 and Item 503(b) of Regulation S-K.

Response: The Registrants have added disclosure on page 2 of the Prospectus in response to the staff’s comment.

6.                                      Please disclose any material interest, direct or indirect, of your affiliates in the exchange offers, or confirm your belief that there are none to disclose. See Item 19(a)(4) of Form S-4.

Response:  The Registrants confirm that they are not aware of any material interest, director of indirect, of any of their affiliates in the exchange offers.

7.                                      In appropriate places, please include the disclosure required by Items 407(a) and 404(b) of Regulation S-K.

Response:  The Registrants have added disclosure on pages 63 and 77 of the Prospectus in response to the staff’s comment.

Exchange Offers, page 25

Withdrawal of Tenders, page 29

8.                                      We note your disclosure that “[a]ny old notes which have been tendered but which are not accepted for exchange will be returned to the holder ... as promptly as practicable after withdrawal, rejection of tender or termination of the exchange offers.” Rule 14e- 1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Response:  The Registrants have revised the disclosure on page 29 of the Prospectus in response to the staff’s comment.

Conditions to the Exchange Offers, page 29

9.                                      We note that you may determine in your “sole reasonable discretion” whether certain offer conditions have occurred or are satisfied. Please revise here and elsewhere as applicable to include an objective standard for the determination of whether a condition has been satisfied.

Response:  The Registrants have revised the disclosure on pages 30 and 31 of the Prospectus in response to the staff’s comment.

Capitalization, page 34

10.                               Please revise the subtotal for “Total Capitalization” to exclude your cash and cash equivalents, as these are not considered part of your capital. Additionally, please ensure that this subtotal is mathematically correct for each of Guitar Center and Holdings.

Response: The Registrants have revised the disclosure on page 34 of the Prospectus in response to the staff’s comment.

Selected Historical Consolidated Financial Information, page 35

11.                               We note that you have provided Selected Historical Consolidated Financial Information for Holdings but not for Guitar Center. Since the amounts of certain measures required to be disclosed under Item 301 of Regulation S-K differ for Holdings and Guitar Center, for each measure that differs, you should disclose the amount of the measure for each of Holdings and Guitar Center. For example, see the amounts disclosed for net income/loss, total assets, and total long-term debt, and revise.

Response: The Registrants have revised the disclosure on page 35 of the Prospectus in response to the staff’s comment.  In addition, to improve consistency within the table set forth in the section “Selected Historical Consolidated Financial Information,” the Registrants have revised the disclosure related to Holdings’ total long-term debt, which initially presented the unconsolidated debt of Holdings, to present the consolidated debt of Holdings and its subsidiaries.

12.                               We note your discussion of EBITDA and Adjusted EBITDA in footnote (4) to this table and have the following comments:

•                                          Note 5 to your historical financial statements indicates that your chief operating decision maker uses EBITDA and Adjusted EBITDA to evaluate segment performance. The measure of Adjusted EBITDA disclosed in Note 5 appears identical to the similarly titled measure disclosed here. Consistent with Item 10(e)(1)(i)(D) of Regulation S-K, if management uses this measure to evaluate segment performance, you should disclose that.

•                                          Your current disclosures imply that EBITDA and Adjusted EBITDA also are being presented as liquidity measures. In this regard, we note your statement that these measures provide additional information with respect to your ability to meet your future debt service, capital expenditures and working capital requirements. We also note your statement that Adjusted EBITDA is used in calculating financial ratios in several of your material debt covenants. If these measures also are being presented as liquidity measures, please revise to reconcile these measures to the most appropriate GAAP liquidity measure, which may be cash flows from operating activities, disclose the subtotals for the three major categories of the statement of cash flows, and explain to us how these non-GAAP measures comply with Item 10(e)(1)(ii)(A) of Regulation S-K. If you are relying on the exception in Question 102.09 of our Compliance and Disclosure Interpretations of Non-GAAP Financial Measures, available on our website at www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, please revise to provide the disclosures indicated in the response to that question. Alternatively, if you are presenting these non-GAAP measures solely as performance measures, please revise your disclosures to clarify this matter.

Response:   The Registrants have revised the disclosure on page 36 of the Prospectus in response to the staff’s first comment to clarify that only Adjusted EBITDA is used by the chief operating decision maker to evaluate performance.  In response to the staff’s second comment, the Registrants have revised the disclosure on page 36 to clarify that Adjusted EBITDA is used only as a performance measure and not as a liquidity measure.

13.                               We note that your reconciliation of Adjusted EBITDA to net income characterizes some of your adjustments as non-recurring charges. We further note that included in this category are various debt and financing costs. Please explain to us why you believe it is appropriate to characterize these charges as non-recurring.

Response: The Registrants have revised the disclosure on page 37 in response to the staff’s comment.  Specifically, the Registrants have reclassified all non-recurring charges other than merger and reorganization costs in connection with the acquisition by Bain Capital in 2007 as “Other Adjustments.”   Reclassified charges included in “various debt and financing costs” were expenses incurred in 2008 in connection with the sale of the Registrants’ debt and expenses incurred in 2011 in connection with an amendment to the terms of the Registrants’ credit facilities.  The Registrants had considered each such charge as a separate and distinct non-recurring cost.  However, giving consideration to the possibility that similar charges could be incurred in the future, the Registrants reclassified such charges as “Other Adjustments.”

14.                               Please tell us how you considered providing a more detailed reconciliation showing and quantifying the components of non-cash charges, non-recurring charges, and other adjustments. If you believe that your current disclosures are adequate, please explain your reasoning to us and provide us with a detailed schedule quantifying the components of these items to assist us in understanding your response.

Response: The Registrants have added disclosure on page 37 of the Prospectus in response to the staff’s comment.  The new disclosure explains the nature of a non-recurring reorganization charge in 2008 and unusually high severance expense amounts in 2008 and 2010.  The Registrants are also providing the staff with a supplemental schedule attached hereto as Exhibit B which identifies the components of the Adjusted EBITDA adjustments.  The Registrants respectfully advise the staff that they believe the disclosure in the Prospectus remains adequate because (i) the nature of the adjustments are relatively stable and predictable over the periods presented and individual items that comprise the adjustments in each period are generally similar in amount, with no single item having significant variances from year-to-year and no single item making up the greatest portion of the total adjustments, and (ii) all significant fluctuations or individual adjustments have been identified and disclosed in the footnotes to the table on page 37 of the Prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 38.

Overview, page 38

15.                               Please reconcile the discussion of your organizational structure with the list of subsidiaries in Exhibits 21.1 and 21.2. For example, revise the disclosure to explain whether the subsidiaries are related to your reportable business segments and, if so, how.

Response: The Registrants have added disclosure on page 39 of the Prospectus in response to the staff’s comment.  In addition, the Registrants have refiled Exhibits 21.1 and 21.2 removing GTRC Services, Inc., as the Registrants have determined that it would not constitute a significant subsidiary as of December 31, 2010.

Results of Operations, page 40

16.                               Please revise your discussion of results of operations to provide more insight to your investors on the causes of increases or decreases in the components of net income. Please include the following:

•                                          When you identify more than one reason for an increase or decrease in the components of net income, to the extent possible, please quantify the effect of each different reason.

•                                          When you identify intermediate causes of changes in revenues, such as an increase or decrease in same store sales, please provide your readers with insight into the underlying drivers of those changes.

•                                          To the extent that the financial statements disclose material increases in net sales or revenues, provide a narrative discussion of the extent to which such increases are attributable to each of increases in prices, increases in the volume or amount of goods sold, or the introduction of new products or services.

Response: In response to the staff’s comment, the Registrants have revised the disclosure on pages 42 through 46 of the Prospectus.  The Registrants advise the staff that, in instances where multiple reasons for an increase or decrease in the components of net income have been identified, the Registrants have added disclosure to quantify the effect of different reasons.  In addition, the Registrants have added a discussion of the intermediate causes of changes in revenue, particularly where the effects of comparable store sales and online operations are discussed, and a discussion of the underlying causes for increases in revenue, where applicable.

17.                               We note your discussion of changes in comparable store sales from period to period. Please define how you calculate comparable store sales as some companies may calculate this measure differently.

Response: The Registrants have added disclosure on page 37 of the Prospectus in response to the staff’s comment.

Liquidity and Capital Resources, page 46

18.                               Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given recent economic trends and conditions in the retail environment, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources, giving particular consideration to the fact that one of your primary sources of cash is cash flows generated from operating activities.

Response: The Registrants have added disclosure on page 47 of the Prospectus in response to the staff’s comment.

Contractual obligations and commercial commitments, page 50

19.                               You disclose on page F-37 that your lease agreements generally require you to pay normal repairs and maintenance, property taxes, and insurance. Please include a note under your contractual obligations table to specify that the operating lease obligations figure does not include insurance, taxes, and other maintenance costs to which the company is obligated. Provide a context for the reader to understand the impact of these items on your total operating lease obligations. See Item 303(a)(5) of Regulation S-K.

Response:  The Registrants have added disclosure on page 50 of the Prospectus in response to the staff’s comment.

Business, page 54

Our competitive strengths, page 55

20.                               If you choose to highlight your strengths, please balance that disclosure with a discussion of the principal challenges or risks facing the company.

Response: In response to the staff’s comment, the Registrants have deleted the disclosure regarding their competitive strengths.

Legal Proceedings, page 62.

21.                               Please disclose the relief sought by the plaintiffs in the class action suit. See Item 103 of Regulation S-K.

Response:  The Registrants have added disclosure on page 62 of the Prospectus in response to the staff’s comment.

Management, page 63

22.                               Please revise your disclosure to ensure that you describe the business experience of your executive officers and directors for the past five years, or clarify your current disclosure by adding dates or the duration of employment. For example, it appears that the disclosure relating to Messrs. Bagan, Mills and Stemberg is incomplete, and it is unclear what positions Messrs. Hitch, Levin, Klessel and Valdmanis have held during the last five years. Refer to Item 401(e) of Regulation S-K.

Response: The Registrants have added disclosure on pages 63 and 64 of the Prospectus in response to the staff’s comment.  The Registrants advise the staff that, in the past five years, Mr. John Bagan and Mr. Soren Mills were not employed during the periods that are not addressed in the disclosure.

Executive Compensation, page 65

Compensation Discussion and Analysis, page 65

Compensation strategy, page 65

23.                               We note your disclosure that non-financial and individual performance factors are considered in determining compensation levels. Please describe in greater detail how individual roles and other performance measures factor into the compensation amounts you disclose for each named executive officer. Identify the specific contributions and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. You should provide insight into how qualitative inputs are translated into objective pay determinations. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Response: The Registrants have revised the disclosure on page 65 of the Prospectus in response to the staff’s comment.

Components of compensation, page 66

Annual Bonuses, page 66

24.                               You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their annual bonus. For example, for annual bonuses you have not disclosed the targets for EBITDA or free cash flow. Please disclose the specific performance targets used to determine annual bonuses, as well as where performance fell with respect to the targets.

Response: The Registrants have added disclosure on page 67 of the Prospectus in response to the staff’s comment.

Long-Term Equity-Based Compensation, page 67

25.                               We note your disclosure that the “vesting of tranche 3 awards is also dependent on achievement of performance- and market-based vesting conditions, requiring specified levels of investment return to be realized by the majority of common stockholders.” If known, disclose the “specified levels of investment return” that are required to be realized in order for vesting of tranche 3 awards to occur.

Response: The Registrants have added disclosure on page 67 of the Prospectus in response to the staff’s comment.

Employment and Severance Agreements, page 72

26.                               Please define the term “cause” with respect to each of Mr. Trojan’s and Mr. Albertson’s employment agreements.

Response:  The Registrants have added disclosure on pages 72 and 74 of the Prospectus in response to the staff’s comment.

Certain Relationships and Related Party Transactions, page 77

27.                               It appears that you have provided the information required by Item 404(a) for the last fiscal year. Please also provide this information for the two fiscal years preceding your last fiscal year. Refer to Instruction 1 to Item 404 of Regulation S-K.

Response: In response to the staff’s comment, the Registrants have added disclosure on page 77 of the Prospectus. The Registrants confirm that all related party transactions for the three previous fiscal years required to be disclosed by Item 404(a) of Regulation S-K are set forth in the section “Certain Relationships and Related Party Transactions.”

Consolidated Financial Statements, page F-1

Consolidated Balance Sheet, page F-3

28.                               We note that you are presenting the interim balance sheet as of March 31, 2011 on the same page as the audited balance sheets as of December 31, 2009 and December 31, 2010. We note that you have marked the interim column as unaudited. However, there are other amounts for the interim period that are presented on the face of the balance sheet such as the allowance for doubtful accounts, accumulated depreciation and accumulated amortization that are not clearly marked as unaudited. Please revise to clarify.

Response: The Registrants have added disclosure on pages F-3 and F-9 of the Prospectus in response to the staff’s comment.

Note 1.  Nature of Business and Significant Accounting Policies, page F-14

29.                               Please tell us and disclose your accounting policy for shipping and handling costs. In doing so, disclose both the line item in which you include amounts charged to your customers for shipping and handling and the line item in which you include your costs for shipping and handling. If you currently do not include these costs in cost of sales, please disclose the amount of your costs for shipping and handling for each period presented. See ASC 605-45-45-20 and 605-45-50-2.

Response: The Registrants have added disclosure on page F-17 of the Prospectus in response to the staff’s comment.

Unaudited Interim Financial Information, page F-14

30.                               Please revise to include a statement, if true, that all adjustments are of a normal recurring nature. Otherwise, please furnish information describing in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown. Refer to Rule 3-03(d) of Regulation S-X.

Response: The Registrants have added disclosure on page F-14 of the Prospectus in response to the staff’s comment.

Merchandise Inventories, page F-15

31.                               We note that you value inventories, including used merchandise and vintage guitars, using the weighted average cost method. Please explain to us in reasonable detail how you concluded that the weighted average cost method was appropriate for used merchandise and vintage guitars. In your response, please describe the extent of the differences in quality and cost of the used merchandise and vintage guitars that you acquire, and explain how you considered whether specific identification would be a more appropriate methodology for these types of inventories.

Response: The Registrants have revised the disclosure on page F-15 of the Prospectus in response to the staff’s comment to clarify that the Registrants use the specific-identification method to value used and vintage guitars.  The Registrants advise the staff that used accessories, such as cases, stands and other items, are valued using the weighted-average method. Such accessory items are more homogenous and subject to a lesser degree of variability in their value and appeal to consumers.  Any deterioration in value due to the condition of used accessory items is reflected in pricing and therefore considered in the Registrants’ lower of cost or market analysis.

Merchandise Advances/Gift Cards, page F-17

32.                               We note that you recognize estimated gift card breakage income as the remaining gift card values are redeemed. Please describe in more detail your policy for recognizing gift card breakage. For example, please clarify if you recognize estimated breakage after a stated period of time, on a straight-line basis over the breakage period or proportionally over the period of performance. Please also provide us with evidence that demonstrates that the demand for future performance with respect to the estimated breakage recognized is remote and that the estimate is based on a large population of homogeneous transactions. In doing so, please tell us when you began selling gift cards and quantify the amount of breakage recognized for each period presented.

Response: The Registrants have revised the disclosure on page F-17 of the Prospectus in response to the staff’s comment. The Registrants advise the staff that they began issuing gift cards in 2004.  From inception of the gift card program, the Registrants have issued approximately 2 million gift cards aggregating to $199.0 million.  In the years 2004 to 2009, the Registrants issued $132.0 million in gift cards, of which $6.9 million were unredeemed as of March 31, 2011.  Based on the Registrants’ historical experience, between 94% and 95% of cards issued are redeemed within the first 24 months and subsequent redemptions are negligible.  To illustrate this point, approximately 93% of the value of all cards issued in 2010 and 2011 had been redeemed as of March 31, 2011.  Furthermore, approximately 95% of the aggregate value of cards issued in the years from 2004 to 2009 had been redeemed as of March 31, 2011, and redemption rates were similar for cards issued in each of those years.  The Registrants recognized gift card breakage of $2.2 million, $3.8 million and $0.4 million in the years 2008, 2009 and 2010, respectively.  Breakage in 2010 was lower than previous years because of a change in estimate as the Registrants began to experience higher redemption rates related to their online business.

33.                               Please also tell us how you concluded that recording gift card breakage as a reduction of cost of goods sold was the most appropriate classification.

Response:  The Registrants respectfully advise the staff that they understand that the staff has not taken a position on the classification of gift card breakage and that there is diversity in practice. The Registrants considered several factors in concluding that classifying gift card breakage as a reduction of cost of goods sold was appropriate.  In particular, the Registrants believe that recording gift card breakage as revenue could give the appearance of higher selling prices, artificially inflating net sales and related operational measures, such as comparable store sales.  The Registrants do not consider a customer’s non-redemption of a gift card to be an earning process.  In addition, the Registrants believe the recognition of gift card breakage is consistent with the principles of rational allocation methods used for other costs, such as freight and shrink expense, that are included in cost of goods sold.  Revenue transactions generally require less estimation in their measurement and are recognized when earned.

Rent Expense, page F-18

34.                               Please revise to clarify how you have classified rent expense on the face of your statements of operations. In this regard, we assume that the line item titled Cost of Goods Sold, Buying and Occupancy contains the rent expense related to retail stores and distribution centers. However, given the description of the various leased properties on page 61, we assume that a certain portion of your rent expense may be classified within Selling, General and Administrative Expenses. This matter is unclear from your current disclosures. Since the classification of rent expense varies among retailers, we believe it is useful to provide this information to your investors to assist them in comparing you to other retailers.

Response: The Registrants have added disclosure on page F-18 of the Prospectus in response to the staff’s comment.

Note 2.  Goodwill and Intangible Assets, page F-22

35.                               You indicate here and in your critical accounting policy for goodwill on page 52 that you evaluate goodwill for impairment by comparing the estimated fair value of each segment  that has goodwill to its carrying value. Please revise your disclosures to clarify, if true, that you compare the estimated fair value of each reporting unit that has goodwill to its carrying value. Refer to ASC 350-20-35-1. Also explain to us how your reporting units, operating segments, and reportable segments differ. In this regard, your disclosures in Note 2 to your historical financial statements indicate that www.guitarcenter.com is a separate reporting unit, and we note that this business was moved from your Direct Response reportable segment to your Guitar Center reportable segment as part of the segment reorganization that occurred in the first quarter of 2011, indicating that your reporting units, operating segments, and reportable segments are not the same.

Response:  The Registrants have revised the disclosure on page 52, F-22, F-23, and F-24 of the Prospectus in response to the staff’s comment.  In addition, the Registrants advise the staff that their reporting units are Guitar Center Retail Stores, www.guitarcenter.com, Music & Arts Retail, www.musicarts.com and several different branded direct response catalogs and websites.  Discrete financial information is available for each of these components and their results are regularly reviewed by segment managers who report to the Registrants’ chief operating decision maker.

For purposes of the goodwill impairment test, the Registrants’ direct response reporting units are aggregated as a single reporting unit due to their similar economic characteristics, in accordance with ASC 350-20-35-35.  The Guitar Center Retail Stores and www.guitarcenter.com reporting units are aggregated as the Guitar Center Brand operating segment, the Music & Arts Retail and www.musicarts.com reporting units are aggregated as the Music & Arts brand operating segment, and the direct response brands are aggregated at the direct response operating segment, each of which is a reportable segment.  Prior to the brand segment reorganization on January 1, 2011, the www.guitarcenter.com and www.musicarts.com reporting units were included in the direct response operating segment and aggregated because of their similar economic characteristics.  The Registrants’ reporting units, operating segments and reporting segments were the same in fiscal year 2010 and in the prior years included in the historical financial statements contained in the Prospectus.

36.                               With reference to ASC 350-20-35-28, please tell us and disclose the date of your annual goodwill impairment test. If this date differs significantly from your fiscal year end, please confirm to us that you considered whether any events or changes in circumstances had occurred between the annual test date and your fiscal year end that would more likely than not reduce the fair value of a reporting unit below its carrying value, and if so, that you reassessed your goodwill for impairment.

Response:  The Registrants have added disclosure on page F-22 of the Prospectus in response to the staff’s comment to specify that they test goodwill for impairment as of October 1 each year.  The Registrants confirm that they compare their fourth quarter operating results to the assumptions and estimates used in the goodwill impairment test to evaluate whether there is any significant difference that would merit re-performance of the goodwill impairment test.  The Registrants also test goodwill for impairment if any events or changes in circumstances indicate that a triggering event has occurred as discussed in the Registrants’ critical accounting policies.

37.                               We note that you recorded a material goodwill impairment for the Guitar Center segment in 2009. Please revise your disclosures to explain in reasonable detail the facts and circumstances that led to this impairment to provide your investors with context for assessing the likelihood of similar impairments in the future. Refer to ASC 350-20-50- 2(a).

Response:  The Registrants have added disclosure on page F-22 of the Prospectus in response to the staff’s comment.

38.                               You indicate on page F-24 that in 2008 you recorded an impairment of intangible assets of $227.4 million related to trademarks. However, your analysis of results of operations under the heading “Selling, General and Administrative Expenses” at the bottom of page 44 and top of page 45 indicates that in 2008 you impaired your customer relationship intangible asset. Please revise to consistently disclose which intangible asset was impaired in 2008. Additionally, please revise your description of the facts and circumstances that led to this impairment to better explain how and the extent to which management’s expectations about future operating results changed to provide your investors with better context for assessing the likelihood of similar impairments in the future. Refer to ASC 350-30-50-3(a).

Response:  The Registrants have revised the disclosure on pages 44, 45 and F-24 of the Prospectus in response to the staff’s comment.

Note 4. Long-Term Debt, page 28

39.                               We note that you are subject to potential limitations on the ability of some of your subsidiaries to declare and pay dividends. Please explain to us how you considered the guidance in Rule 4.08(e) of Regulation S-X and the need to provide Schedule I as discussed in Rule 5.04(c) of Regulation S-X. Please provide a separate analysis for each of Guitar Center and Holdings.

Response:  The Registrants respectfully advise the staff that they have considered Rules 4.08(e) and 5.04(c) of Regulation S-X and, as a result of their review and in response to the staff’s comment, the Registrants have added disclosure on page F-32 with respect to (i) the dividend restrictions applicable to Guitar Center and Holdings and (ii) Holdings’ balance sheet and income statement information.  The Registrants confirm that the subsidiaries of Guitar Center are not restricted by the Registrants’ debt agreements in their ability to dividend or otherwise distribute funds to Guitar Center.  While there are certain restrictions on Guitar Center’s ability to make distributions to Holdings, each of the debt agreements permits unlimited distributions to Holdings for the purpose of paying interest on the senior PIK notes and, as a result, the Registrants believe the dividend restrictions are immaterial.  The Registrants also believe the dividend restrictions applicable to Holdings are not material because they do not affect the ability of Holdings to pay interest or principal on the senior PIK notes.  In addition, the Registrants believe that separate financial statements of Holdings would not be meaningful to investors.  As disclosed on page F-32 of the Prospectus, Holdings’ balance sheet consists only of its net investment in Guitar Center, long-term debt (specifically, the senior PIK notes) and accrued interest on the senior PIK notes, and Holdings’ income statement consists of interest expense. Since (a) the dividend restrictions in the Registrants’ debt agreements do not materially impact the ability of the Registrants to meet their debt obligations, including their obligations under the senior exchange notes and the senior PIK exchange notes, and (b) Holdings does not have any assets other than its investment in Guitar Center, the Registrants have concluded that the additional disclosure under Rules 4.08(e) and 5.04(c) of Regulation S-X would not provide material information to investors.

Note 5.  Segment Information, page F-33

40.                               We note that you have only presented segmental data for Holdings’ segments and have not presented any segmental data for Guitar Center. Based on the separate financial statements of Holdings and Guitar Center, it appears that total assets are different for these two entities. Therefore, at a minimum, you should present the segmental measure of assets and its reconciliation to total assets for Guitar Center.

Response:  The Registrants have revised the disclosure on pages F-34 and F-35 of the Prospectus in response to the staff’s comment.

41.                               Your disclosure in the last paragraph on page F-33 states that your chief operating decision makers (CODM) evaluate segment performance primarily based on net sales, EBITDA, and Adjusted EBITDA. We have the following comments:

•                                          Since it appears from your disclosure that both EBITDA and Adjusted EBITDA are segmental measures of profit or loss reviewed by your CODM, please tell us why your tabular presentation of segmental data on pages F-34 and F-35 does not present EBITDA. If the only segmental measure of profit or loss reviewed by your CODM is Adjusted EBITDA, please revise the last paragraph on page F-33 to clarify this matter. Refer to ASC 280-10-50-22, 50-27, and 50-28.

•                                          Since it appears that your segmental measures of profit or loss are EBITDA and Adjusted EBITDA, please explain to us why your tabular presentation of segmental data on pages F-34 and F-35 shows that depreciation and amortization expense is allocated to each of your reportable segments with the majority allocated to your Guitar Center segment. We assume that identifying your segmental measures of profit or loss as EBITDA and Adjusted EBITDA means that management allocates all interest, taxes, depreciation and amortization to the corporate segment when assessing segment performance and deciding how to allocate resources. If you have disclosed depreciation and amortization for each reportable segment in reliance on ASC 280- 10-50-22 because this information is regularly provided to your CODM despite the fact that it is excluded from your segmental measure of profit or loss, please revise your disclosures to explain this apparent inconsistency.

•                                          Since it appears that your segmental measures of profit or loss are EBITDA and Adjusted EBITDA, please explain to us why it appears that the measure of each segment’s assets that is used by the CODM when assessing segment performance and deciding how to allocate resources contains the depreciable and amortizable assets. With reference to ASC 280-10-50-29(e), please also revise your disclosures to clarify this matter.

Response:  The Registrants have revised the disclosure on page F-33 of the Prospectus in response to the staff’s first comment to clarify that only Adjusted EBITDA is used by the chief operating decision maker to evaluate performance.  In response to the staff’s second and third comments, the Registrants have added disclosure on page F-35 of the Prospectus.  The Registrants allocate depreciation and amortization expense to their segments based on actual usage for assets used exclusively at each segment, and based on estimated usage, primarily measured by gross sales, for shared assets.  The Registrants allocate depreciable and amortizable assets to their segments based on capital expenditures made at each segment.  Although depreciation and amortization expense are excluded from Adjusted EBITDA, these measures are regularly provided to the Registrants’ chief operating decision maker as indicators of the capital investment at each segment.

Note 12.  Legal, page F-49

42.                               We note your disclosure at the top of page F-50 concerning matters other than the class action lawsuit described on page F-49. We also note your statement that you believe the final outcome of these matters will not have a material adverse effect on your business, financial condition, and results of operations. It is unclear to us whether this statement is intended to convey that the amount or range of any additional losses that are reasonably possible are not material to your financial statements. In this regard, we note that your current disclosures do not specifically address any reasonably possible additional losses. Consistent with ASC 450-20-50-2 and 50-4(b), please tell us and disclose an aggregate estimated amount or range of reasonably possible losses or additional losses, or explain to us in reasonable detail why such an estimate cannot be made. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect.

Response:  The Registrants have revised the disclosure on pages F-49 in response to the staff’s comment.

Note 21.  Exhibits and Financial Statements Schedules, page 11-4

43.                               Please file as material agreements the Consulting Agreement and agreement with MACBEN LLC, or tell us why you are not required to do so. See item 601(b)(10) of Regulation S-K.

Response:  The Registrants have filed the Consulting Agreement with Tom Stemberg as Exhibit 10.30 to the Amendment.  The lease agreement with MACBEN LLC is immaterial to the Registrants in both amount and significance, and therefore the Registrants believe that they are not required to file such agreement pursuant to Item 601(b)(10) of Regulation S-K.

Exhibit 5.1

44.                               Please delete the reference to “the rules and regulations of the Commission” in the penultimate paragraph on page 3, as it is overly broad.

Response:  In response to the staff’s comment, counsel to the Registrants has deleted the reference to “the rules and regulations of the Commission” in its opinion and refiled the opinion as Exhibit 5.1 to the Amendment.

Exhibit 5.2

45.                               Please file the opinion of McGuireWoods LLP in a timely manner so that we may have sufficient time to review it before you request effectiveness of your registration statement.

Response:  The Registrants have filed the opinion of McGuireWoods LLP as Exhibit 5.2 to the Amendment.

Exhibits 10.1 and 10.3

46.                               We note that Exhibit 10.1, the term credit agreement dated October 9, 2007, and Exhibit 10.3, the ABL credit agreement dated October 9, 2007, were not filed in their entirety. Please refile these complete exhibits, including all of the schedules and exhibits in your next amendment. We note that while Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

Response:  In response to the staff’s comment, the Registrants have refiled Exhibits 10.1, 10.2, 10.3 and 10.5, including all of the related exhibits and schedules.

Exhibit 12.1 Ratio of Earnings to Fixed Charges

47.                               We note that you have described the items included in your earnings and fixed charges. We have the following comments:

•                                          We note your disclosure concerning the amortization of deferred financing fees within Note 4 to your historical financial statements. Please tell us why your definition of fixed charges does not include amortized premiums, discounts and capitalized expenses related to indebtedness. See the definition of fixed charges in Instruction 1(A) to Item 503 of Regulation S-K. If the amortization of these deferred financing fees is included within interest expense, and therefore included in your fixed charges, please revise to clarify this matter.

•                                          Your financial statements indicate that you had a noncontrolling interest in 2008 and prior periods. Please tell us why your definition of earnings does not subtract the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. See the definition of earnings in Instruction 1(C) to Item 503 of Regulation S-K.

Response: In response to the staff’s comment, the Registrants have revised the disclosure in Exhibit 12.1 and refiled such exhibit with the Amendment.  The revised disclosure expands the definitions of earnings and fixed charges to state that the minority interest in pre-tax income of subsidiaries that have not incurred finance charges are subtracted to arrive at earnings and that amortization of deferred financing fees is included in interest expense.  In addition, the Registrants confirm that the subsidiary for which they had a non-controlling interest incurred fixed charges and therefore was not subtracted in the computation of earnings.  Finally, the Registrants have adjusted the deficiency amounts for Guitar Center in the applicable years giving effect to the inclusion of amortization of deferred financing fees.

48.                               You currently disclose the ratios of earnings to fixed charges but do not disclose the details of the underlying calculations resulting in those ratios. Please refer to Instruction 3 to Item 503 of Regulation S-K, and revise.

Response:  In response to the staff’s comment, the Registrants have revised the disclosure in Exhibit 12.1 and refiled such exhibit with the Amendment.

49.                               Please tell us how you complied with the guidance in Instruction 2(D) to Item 503 of Regulation S-K.

Response: The Registrants have added a section “Ratio of Earnings to Fixed Charges” on page 38 of the Prospectus in response to the staff’s comment.

Finally, the Registrants will furnish a letter at the time they request acceleration of the effective date of the registration statement acknowledging the statements set forth in the staff’s comment letter.

We hope that the foregoing has been responsive to the staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Bradley Reed at (312) 862-7351.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Gregory Trojan
Erick Mason
Michael Pendleton
Guitar Center Holdings, Inc.

Exhibit A

See attached.

CONFIDENTIAL

FOR COMMISSION USE ONLY

GUITAR CENTER HOLDINGS, INC.

GUITAR CENTER, INC.

5795 Lindero Canyon Road

Westlake Village, California 91362

August 9, 2011

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Attn:       Lilyanna L. Peyser

Ronald E. Alper

Jennifer Thompson

James Allegretto

Lisa Sellers

Re:          Guitar Center Holdings, Inc. and Guitar Center, Inc.

Registration Statement on Form S-4
(SEC File Nos. 333-175270 and -01 to -07), originally filed June 30, 2011

Ladies and Gentlemen:

This letter is being furnished in response to a letter to Guitar Center, Inc. (“Guitar Center”) and Guitar Center Holdings, Inc. (“Holdings”) dated July 27, 2011 from the staff of the Securities and Exchange Commission (the “Staff”) with respect to the registration statement on Form S-4 (SEC File Nos. 333-175270 and -01 and -07) (the “Registration Statement”) of Holdings, Guitar Center, GTRC Services, Inc., Guitar Center Gift Card Company, LLC, Guitar Center Stores, Inc., Harmony Central Group, LLC, Musician’s Friend, Inc. and Music 123, Inc. (collectively, the “Registrants”), relating to (i) Guitar Center’s offer to exchange up to $375,000,000 aggregate principal amount of its outstanding 11.50% Senior Notes due 2017 (together with the guarantees thereof, the “Old Senior Notes”), for a like aggregate principal amount of 11.50% Senior Notes due 2017, which have been registered under the Securities Act of 1933, as amended (together with the guarantees thereof, the “Senior Exchange Notes”), and (ii) Holdings’ offer to exchange up to $564,672,894 aggregate principal amount of its outstanding 14.09% Senior PIK Notes due 2018 (the “Old PIK Notes” and, together with the Old Senior Notes, the “Old Notes”), for a like aggregate principal amount of 14.09% Senior PIK Notes due 2018, which have been registered under the Securities Act of 1933, as amended (the “Senior PIK Exchange Notes” and, together with the Senior Exchange Notes, the “Exchange Notes”).  Guitar Center is also registering an additional $39,782,000 of Senior Exchange Notes which may be issued at the option of Holdings in exchange for the assignment by the holders of Old Senior PIK Notes or Senior PIK Exchange Notes of cash interest payments on such notes.

Please be advised that the Registrants are registering the exchange offers in reliance on the position of the Staff enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993). In addition, the Registrants hereby represent that they have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offers and, to the best of the Registrants’ information and belief, each person participating in the exchange offers will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offers.  In this regard, the Registrants will make each person participating in the exchange offers, by means of the prospectus relating to the exchange offers and the accompanying letter of transmittal, aware that if such person is participating in the exchange offers for the purpose of distributing the Exchange Notes to be acquired in the exchange offers, such person (i) can not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction.  The Registrants acknowledge that such a secondary resale transaction by such person participating in the exchange offers for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act of 1933, as amended.

The Registrants represent that with respect to any broker-dealer that participates in the exchange offers with respect to Old Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes issued in the exchange offers.  The Registrants will make each person participating in the exchange offers aware (through the prospectus relating to the exchange offers) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Old Notes pursuant to the exchange offers, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, which may be the prospectus relating to the exchange offers so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). In addition, the Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in Holdings’ or Guitar Center’s exchange offer, as applicable, the following additional provision, in substantially the form set forth below:

if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that (i) it has not entered into any arrangement or understanding with the issuer or any affiliate of the issuer to distribute the Exchange Notes and (ii) it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of Exchange Notes received in respect of such Old Notes pursuant to the exchange offers.

2

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Dennis M. Myers or Bradley Reed of Kirkland & Ellis LLP, special counsel to the Registrants, at (312) 862-2232 or (312) 862-7351, respectively.

Sincerely,

Guitar Center Holdings, Inc.

		By:	/s/ Gregory Trojan
		Name:	Gregory Trojan
		Title:	Vice President and Assistant Secretary

Guitar Center, Inc.

		By:	/s/ Gregory Trojan
		Name:	Gregory Trojan
		Title:	Chief Executive Officer

GTRC Services, Inc.
Guitar Center Stores, Inc.
Musician’s Friend, Inc.
Music 123, Inc.

		By:	/s/ Gregory Trojan
		Name:	Gregory Trojan
		Title:	President

Guitar Center Gift Card Company, LLC
Harmony Central Group, LLC

		By:	/s/ Erick Mason
		Name:	Erick Mason
		Title:	President

cc:	Dennis M. Myers
Bradley Reed
Kirkland & Ellis LLP

3

Exhibit B

Supplemental Adjusted EBITDA Schedule

	Predecessor		Successor				Successor
	Year ended December 31,	Period from January 1, 2007 to October 9,	Period from October 10, 2007 to December 31,	Year ended December 31,			Three months ended March 31,
(Dollars in millions)	2006	2007	2007	2008	2009	2010	2010	2011
Net income (loss)	$0.4	$6.3	$(8.0)	$(219.5)	$(189.9)	$(56.4)	$(11.0)	$(11.5)
Interest expense, net of interest income	8.4	7.3	38.5	148.1	137.0	145.2	35.5	38.4
Income tax expense (benefit)	40.6	11.4	(4.1)	(130.6)	(35.1)	(29.1)	(5.9)	(6.3)
Depreciation and amortization	36.8	34.8	24.4	137.0	113.8	104.9	26.3	25.3
EBITDA	86.2	59.7	50.8	(65.1)	25.9	164.6	44.9	45.9

Adjustments to EBITDA
Non-cash charges
Stock-based compensation	14.4	29.5	0.4	2.2	2.1	3.2	0.5	0.4
Non-cash rent	5.3	5.0	0.8	3.1	2.5	1.9	0.5	0.7
	19.7	34.5	1.2	5.3	4.6	5.1	1.0	1.1

Impairment charges	80.2	—	—	234.6	135.7	0.9	—	—

Non-recurring and special charges
Merger & reorganization costs	—	20.7	0.2	5.2	—	—	—	—
	—	20.7	0.2	5.2	—	—	—	—
Other adjustments
Management fees paid to Bain Capital	—	1.5	0.7	4.3	4.3	4.5	1.1	1.1
Long-term incentive plan	—	—	0.6	3.3	2.5	2.2	0.4	(0.3)
Severance expenses	0.8	0.5	0.2	3.4	0.8	4.7	0.1	0.2
(Gain) loss on disposal of property and equipment	0.1	—	—	(0.5)	0.2	1.0	0.1	—
Special charges	—	—	—		5.2	1.3	1.3	—
Debt issuance and refinancing expenses	—	2.1	2.2	1.2	0.1	—	—	1.0
	0.9	4.1	3.7	11.7	13.1	13.7	3.0	2.0

Adjusted EBITDA	$187.0	$119.0	$55.9	$191.7	$179.3	$184.3	$48.9	$49.0